SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 8, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassulat Systemes S.A. is furnishing under cover of Form 6-K a press release dated December 8, 2006, announcing its plan to share its technology and digital manufacturing platform with key partners of the DIGITAL PRODUCTION System@tic project.

Dassault Systèmes and System@tic Competitive
Cluster Catalyze Innovation with Digital Production

Defining the Future of Manufacturing

Paris, France, December 8, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced its plan to share its technology and digital manufacturing platform with key partners of the DIGITAL PRODUCTION System@tic project. This research project is funded by the French competitive cluster to jump-start industrial competitiveness through technological innovations. It leverages DS’s PLM technologies, R&D resources and partners network to provide manufacturing enterprises a single full virtual environment where any physical product can be developed, produced and maintained.

“An innovation cluster cannot happen without key contributions from industrial partners. Dassault Systèmes paves the way and demonstrates real commitment for the success of the System@tic cluster, furnishing the scalable virtual simulation environment required for our manufacturers’ competitiveness,” says the French Minister of Industry François Loos.

The DIGITAL PRODUCTION System@tic project includes industrial partners such as Altis Semiconductor, EADS/Airbus, Dassault Aviation or Renault…, prestigious R&D centers (CEA, INRIA, ENS Cachan, …), as well as technology partners such as Ilog. The DS platform is open to all companies and research centers wanting to leverage the innovative technology.

“In the semiconductor industry, the production yield and lifecycle are critical for competitiveness, but production processes are particularly tough to master, since it is difficult to technically interfere in the white room during manufacturing,” explains Daniel Bertrand, external programs manager, Altis. “DS’s DIGITAL PRODUCTION platform will allow us to fine-tune our delicate process, spotting machine defects in real-time and instantly isolating and treating them.”

“EADS production units stand to reap significant benefits through advanced simulation developments, which optimize our complex manufacturing processes and cycles, as well as our production investments,” says Bernard BOIME, head of programme coordination, EADS corporate research centre France, and DIGITAL PRODUCTION project leader. “Dassault Systèmes is providing the platform to simulate a generative, realistic 3D experience of an Airbus wing central box assembly. Our project commitment as end user ensures that development specifications meet our needs.”

“DS is committed to help improve competitiveness for the manufacturing industry. Together, we can develop and demonstrate innovative approaches to make our joint vision of DIGITAL PRODUCTION a reality for enterprises, technical education and research facilities,” says Bernard Charlès, president & chief executive officer, Dassault Systèmes. “Within the virtual world, the entire manufacturing process can be rehearsed and therefore significantly improved- starting from customers placing orders, to workers adjusting the production line, to completion of business. Many real-life projects, such as Dassault Aviation’s Falcon 7X flagship program, have demonstrated that savings through digital manufacturing can largely compensate unfavorable labor costs, accelerate people learning to address higher value tasks and thus improve enterprises’ competitiveness.”

DIGITAL PRODUCTION is built on top of DS technologies such as DELMIA applications for manufacturing and modeling simulation; DELMIA Automation for manufacturing system modeling, automation, and automatic code generation for manufacturing resources; and Virtools to display the 3D Digital Production experience, as well as technology from several partners. At today’s Paris-held “1st Forum of SYSTEM@TIC Paris-Region Competitiveness Cluster,” DS will show the first demos of its breakthrough developments together with its partners of the DIGITAL PRODUCTION System@tic project.

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries. All other companies and products mentioned herein may be the trademarks of their respective owners.

Dassault Systèmes Press Contacts:

Shohei Ando (AP)	Derek Lane (Americas)	Arnaud Malherbe (EMEA)
+81 3 5442 4050	+1(818) 673-2243	+33 (0)1 55 49 87 73
shohei_ando@ds-jp.com	derek_lane@ds-us.com	arnaud_malherbe@ds-fr.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: December 8, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration